

ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

Filed in the office of	Document Number 20070258482-38
Ross Miller, Secretary of State, State of Nevada	Filing Date and Time 04/13/2007 12:20 PM
	Entity Number C3844-2001

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

MCNAB CREEK GOLD CORP.

2. The articles have been amended as follows (provide article numbers, if available).

ARTICLE I

THE NAME OF THE CORPORATION SHALL BE:

UTAH URANIUM CORP.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is: 55.6%

4. Effective date of filing (optional):

(must not be later than 90 days after the certificate is filed)

5. Officer Signature (Required): X

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number 20070258483-49
Ross Miller Secretary of State State of Nevada	Filing Date and Time 04/13/2007 12:20 PM
	Entity Number C3844-2001

Name Consent or Release

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Name Consent (if name is *currently filed* in Nevada)

I, ______ (current holder of name), hereby give consent

to ______ (recipient of name) to use the name

______ (name being released)

Name Release (if name is *currently reserved* in Nevada)

I, PETER DICKIE (current holder of name), hereby give consent

to MCNAB CREEK GOLD CORP. (recipient of name) to use the name

UTAH URANIUM CORP (name being released)

Signed: X ______ (signature of current holder of name)

State of

County of

This document was acknowledged before me on April 11, 2007 (date)

By Peter H. Dickie (name of person being notarized) ______ (signature of notary public)



STATE OF NEVADA

ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Filing Acknowledgement

April 13, 2007

Job Number
C20070413-1038

Corporation Number
C3844-2001

Filing Description	**Document Filing Number**	**Date/Time of Filing**
Amendment	20070258482-38	April 13, 2007 12:20:29 PM

Corporation Name	**Resident Agent**
UTAH URANIUM CORP.	NEVADA AGENCY & TRUST COMPANY

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recordings Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

ROSS MILLER
Secretary of State

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

STATE OF NEVADA



ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Filing Acknowledgement

April 13, 2007

Job Number
C20070413-1038

Corporation Number
C3844-2001

Filing Description

Miscellaneous

Document Filing Number
20070258483-49

Date/Time of Filing

April 13, 2007 12:20:29 PM

Corporation Name

UTAH URANIUM CORP.

Resident Agent

NEVADA AGENCY & TRUST COMPANY

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recordings Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

ROSS MILLER
Secretary of State

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138